Back 2021-04-23, 17:21:51, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Levin.G	**Issuer:** BriaCell Therap	**Security:** Common Sha	
Transaction Number	3733234		
Security designation	Common Shares		
Opening balance of securities held	810		
Date of transaction	2021-04-23		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	2000		
Unit price or exercise price	3.8590	Currency	American Dollar
Closing balance of securities held	2810	Insider's calculated balance	
Filing date/time	2021-04-23 17:21:47		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities